Exhibit 99.1

FOR IMMEDIATE RELEASE

SUNOPTA ANNOUNCES THIRD QUARTER RESULTS

Toronto, Ontario, November 2, 2005. SunOpta Inc. (NASDAQ:STKL; TSX:SOY)  today announced results for the third quarter and nine months ended September 30, 2005. All amounts are expressed in U.S. dollars.

For the third quarter the Company achieved record revenues of $115 million, up from $80 million in the comparable quarter last year; an increase of 43%. Revenue growth was led by a 47% increase in the Company’s vertically integrated food operations.

Net earnings for the third quarter were $2.1 million, or $0.04 per diluted common share, compared to $2.8 million, or $0.05 per diluted common share in the third quarter of the prior year. Net earnings in the third quarter included the first earnings from the Company’s steam explosion equipment and process technology contract to Abener Energia, S.A. The Company also realized solid earnings within its newly formed SunOpta Fruit Group segment and continued success with its Packaged Products Group, led by strong sales of private label aseptically packaged products and roasted soy and sunflower products.

The Company recently announced that it was awarded a three-year contract from a major international retailer to provide aseptic packaged soymilk. The Company expects revenues in the range of $20 million annually from this new contract commencing late in fiscal 2005.

Jeremy Kendall, Chairman and Chief Executive Officer of SunOpta stated, “While we were pleased with the top-line results for the quarter and the nine months, we remain focused on improving our bottom-line results. During the quarter we made significant progress aimed at increasing future oat fiber sales and in realizing operational efficiencies in our Toronto-based distribution business. Consequently, we believe we are now much better positioned to deliver improved operational results in the quarters to come.”

“Clearly, the fading popularity of the “low-carb” phenomenon has yielded lower oat fiber sales on a year-to-date basis. However, in addition to its nutritional benefits, our oat fiber products provide a functional advantage by adding strength to avoid breakage in products such as taco shells, crackers, pretzels and pet foods. We have seen a steady increase in oat fiber sales throughout the year by manufacturers of these types of products and we have commenced a number of new initiatives to continue to drive growth in this segment. We firmly believe that most of the obstacles in this product category have been largely overcome.”

Mr. Kendall continued, “With regards to the consolidation of our Toronto-based distribution operations, throughout the first nine months of the year the Company paid duplicate warehouse costs and maintained extra personnel to support operations as we transitioned our distributors into our new 135,000 square foot state-of-the-art facility. With the three distributors now fully operational at the new facility, duplicate warehouse costs are now virtually eliminated, headcount has been streamlined and the focus on growth has been reinstated. The savings from the consolidation of the distribution operations, as well as other cost reduction initiatives within the

Canadian Food Distribution Group are expected to yield annual savings of $3.4 million. We look forward to greater efficiencies and a rededication to driving growth in this business. All in all, we are very well positioned going forward to grow our Company and we look forward to 2006 and beyond with great anticipation.”

For the nine months ended September 30, 2005 revenues increased 36% to $304 million, compared to $224 million in the prior year. The Company remains on track to achieve its revenue guidance for fiscal 2005 of $415 million; which would equate to a 36% year-over-year increase. Net earnings for the nine months ended September 30, 2005 were $12.0 million, or $0.21 per diluted common share, compared to $10.7 million, or $0.20 per diluted common share, in the prior year.

SunOpta Inc. is an operator of high-growth ethical businesses, focusing on integrated business models in the natural and organic food markets. For the last seven consecutive years, SunOpta was included in Profit magazine’s ‘Profit 100’ list of the 100 fastest growing companies in Canada. The Company has three business units: the SunOpta Food Group, which specializes in sourcing, processing and distribution of natural and organic food products integrated from seed through packaged products; the Opta Minerals Group, a producer, distributor, and recycler of environmentally friendly industrial materials; and the StakeTech Steam Explosion Group which engineers and markets proprietary steam explosion technology systems for the bio-fuel, food processing and pulp industries. Each of these business units has proprietary products and services that give it a solid competitive advantage in its sector.

For further information, please contact:

SunOpta Inc.	Investment Community Inquiries:

Jeremy N. Kendall, Chairman & CEO	Lytham Partners, LLC

Steve Bromley, President & COO	Joe Diaz

John Dietrich, Vice President & CFO	Robert Blum

Susan Wiekenkamp, Information Officer	Joe Dorame

Tel: 905-455-2528, ext 103	Tel: 602-889-9700

swiekenkamp@sunopta.com	diaz@lythampartners.com

Website: www.sunopta.com

Note: This news release may contain forward-looking information. Actual future results may differ materially. The risks, uncertainties, and other factors that could influence actual results are described in the Company’s annual report to shareholders and in SEC filings. The attached consolidated balance sheet and consolidated statement of earnings are unaudited. The information provided here should be considered in conjunction with the other information included within various SEC documents including Form 10Q reports filed during 2005 and Form 10K report filed March 16, 2005.

SunOpta Inc.
Condensed Consolidated Statements of Earnings and Comprehensive Income
For the three months ended September 30, 2005 and 2004
Unaudited
(Expressed in thousands of U.S. dollars, except per share amounts)

	September 30, 2005 $	September 30, 2004 $	% Change

Revenues	114,950	80,142	43%

Cost of goods sold	96,653	64,673	49%

Gross profit	18,297	15,469	18%

Warehousing and distribution expenses	2,655	1,547	72%
Selling, general and administrative expenses	12,218	9,350	31%

Earnings before the following	3,424	4,572	(25%)

Interest expense, net	(1,186)	(632)	88%
Other income (expense)	146	(212)
Foreign exchange	438	227	93%

	(602)	(617)	(2.4%)

Earnings before income taxes	2,822	3,955	(29%)

Provision for income taxes	601	1,188	(49%)

Net earnings before minority interest	2,221	2,767	(20%)

Minority interest	133	—	—

Net earnings for the period	2,088	2,767	(25%)

Net earnings per share for the period

– Basic	0.04	0.05

– Diluted	0.04	0.05

SunOpta Inc.
Condensed Consolidated Statements of Earnings and Comprehensive Income
For the nine months ended September 30, 2005 and 2004
Unaudited
(Expressed in thousands of U.S. dollars, except per share amounts)

	September 30, 2005 $	September 30, 2004 $	% Change

Revenues	304,031	223,588	36%

Cost of goods sold	251,592	179,621	40%

Gross profit	52,439	43,967	19%

Warehousing and distribution expenses	7,848	4,144	89%
Selling, general and administrative expenses	32,274	26,254	23%

Earnings before the following	12,317	13,569	(9%)

Interest expense, net	(2,082)	(952)	119%
Other income	3,978	2,155	85%
Foreign exchange	518	442	17%

	2,414	1,645	47%

Earnings before income taxes	14,731	15,214	(3%)

Provision for income taxes	2,190	4,551	(52%)

Net earnings before minority interest	12,541	10,663	18%

Minority interest	541	—	—

Net earnings for the period	12,000	10,663	13%

Net earnings per share for the period

– Basic	0.21	0.20

– Diluted	0.21	0.20

SunOpta Inc. Condensed Consolidated Balance Sheets As at September 30, 2005 and December 31, 2004 Unaudited (Expressed in thousands of U.S. dollars, except per share amounts)

	September 30, 2005 $	December 31, 2004 $

Assets

Current assets

Cash and cash equivalents	6,054	8,081
Accounts receivable	53,539	38,446
Inventories	79,564	49,537
Prepaid expenses and other current assets	4,622	4,472
Current income taxes recoverable	—	2,000
Deferred income taxes	421	421

	144,200	102,957

Property, plant and equipment	76,302	62,619
Goodwill and intangibles	57,464	43,934
Deferred income taxes	4,200	6,831
Other assets	3,644	3,831

	285,810	220,172

Liabilities

Current liabilities
Bank indebtedness	22,105	—
Accounts payable and accrued liabilities	40,615	35,668
Customer and other deposits	928	431
Current portion of long-term debt	10,559	4,819
Current portion of long-term payables	453	1,548

	74,660	42,466

Long-term debt	42,880	31,003
Long-term payables	620	1,232

	118,160	74,701

Minority interest	9,079	1,378

Shareholders’ Equity

Capital stock	106,451	105,794
Contributed surplus	3,235	3,330
Retained earnings	38,821	26,821
Cumulative other comprehensive income	10,064	8,148

	158,571	144,093

	285,810	220,172

SunOpta Inc.
Condensed Segment Note to Consolidated Financial Statements
For the three and nine months ended September 30, 2005
Unaudited
(Expressed in thousands of U.S. dollars, except per share and share amounts)

			Three months ended September 30, 2005

	SunOpta Food Group $	Opta Minerals Group $	StakeTech Steam Explosion Group and Corporate $	Consolidated $

Total revenues to external customers	104,484	8,520	1,946	114,950

Segment earnings (loss) before other income (expense), interest expense (net), income taxes and minority interest	3,180	948	(266)	3,862

Other income (expense)	—	—	146	146

Segment earnings (loss) before interest expense (net), income taxes and minority interest	3,180	948	(120)	4,008

Interest expense, net	—	—	1,186	1,186

Provision for income taxes	—	—	601	601

Minority interest	—	133	—	133

Net earnings (loss)	3,180	815	(1,907)	2,088

The SunOpta Food Group has the following segmented reporting:				Three months ended September 30, 2005

	Grains & Soy Products Group $	SunOpta Ingredients Group $	SunOpta Fruit Group $	Packaged Products Group $	Canadian Food Distribution Group $	SunOpta Food Group $

Total revenues from external customers	25,629	15,046	27,486	14,002	22,321	104,484

Segment earnings before other income (expense), interest expense (net), income taxes and minority interest	323	962	1,264	847	(216)	3,180

			Nine months ended September 30, 2005

	SunOpta Food Group $	Opta Minerals Group $	StakeTech Steam Explosion Group and Corporate $	Consolidated $

Total revenues to external customers	275,245	26,097	2,689	304,031

Segment earnings (loss) before other income (expense), interest expense (net) and income taxes and minority interest	11,575	3,406	(2,146)	12,835

Other income (expense)	—	—	3,978	3,978

Segment earnings before interest expense (net) , income taxes and minority interest	11,575	3,406	1,832	16,813

Interest expense, net	—	—	2,082	2,082

Provision for income taxes	—	—	2,190	2,190

Minority interest	104	437	—	541

Net earnings (loss)	11,471	2,969	(2,440)	12,000

SunOpta Inc.
Condensed Segment Note to Consolidated Financial Statements
For the three and nine months ended September 30, 2005
Unaudited
(Expressed in thousands of U.S. dollars, except per share and share amounts)

The SunOpta Food Group has the following segmented reporting:
				Nine months ended September 30, 2005

	Grains & Soy Products Group $	SunOpta Ingredients Group $	SunOpta Fruit Group $	Packaged Products Group $	Canadian Food Distribution Group $	SunOpta Food Group $

Total revenues from external customers	74,214	45,398	41,584	39,524	74,525	275,245

Segment earnings before other income (expense), interest expense (net), income taxes and minority interest	3,718	2,931	2,051	1,789	1,086	11,575

			Three months ended September 30, 2004

	SunOpta Food Group $	Opta Minerals Group $	StakeTech Steam Explosion Group and Corporate $	Consolidated $

Total revenues to external customers	71,317	8,330	495	80,142

Segment earnings (loss) before other income (expense), interest expense (net), and income taxes	3,900	1,092	(193)	4,799

Other income (expense)	—	—	(212)	(212)

Segment earnings before interest expense (net) and income taxes	3,900	1,092	(405)	4,587

Interest expense, net	—	—	632	632

Provision for income taxes	—	—	1,188	1,188

Net earnings (loss)	3,900	1,092	(2,225)	2,767

The SunOpta Food Group has the following segmented reporting:					Three months ended September 30, 2004

	Grains & Soy Products Group $	SunOpta Ingredients Group $	SunOpta Fruit Group $	Packaged Products Group $	Canadian Food Distribution Group $	SunOpta Food Group $

Total revenues from external customers	23,207	17,353	995	10,388	19,374	71,317

Segment earnings before other income (expense), interest expense (net) and income taxes	341	2,537	6	420	596	3,900

SunOpta Inc.
Condensed Segment Note to Consolidated Financial Statements
For the three and nine months ended September 30, 2005
Unaudited
(Expressed in thousands of U.S. dollars, except per share and share amounts)

			Nine months ended September 30, 2004

	SunOpta Food Group $	Opta Minerals Group $	StakeTech Steam Explosion Group and Corporate $	Consolidated $

Total revenues to external customers	198,494	24,161	933	223,588

Segment earnings (loss) before other income (expense), interest expense (net) and income taxes	12,612	3,459	(2,060)	14,011

Other income (expense)	—	—	2,155	2,155

Segment earnings before interest expense (net) and income taxes	12,612	3,459	95	16,166

Interest expense, net	—	—	952	952

Provision for income taxes	—	—	4,551	4,551

Net earnings (loss)	12,612	3,459	(5,408)	10,663

The SunOpta Food Group has |the following segmented reporting:	Nine months ended September 30, 2004

	Grains & Soy Products Group $	SunOpta Ingredients Group $	SunOpta Fruit Group $	Packaged Products Group $	Canadian Food Distribution Group $	SunOpta Food Group $

Total revenues from external customers	65,520	49,326	995	29,877	52,776	198,494

Segment earnings before other income (expense), interest expense (net) andincome taxes	1,912	6,634	6	926	3,134	12,612

Effective July 1, 2005, the Company expanded its segment reporting within the SunOpta Food Group to include the SunOpta Fruit Group consisting of the Company’s wholly-owned subsidiaries Organic Ingredients Inc., Cleugh’s Frozen Foods, Inc. and Pacific Fruit Processors, Inc. During the three months ended March 31, 2005 and June 30, 2005 the SunOpta Fruit Group revenue was $5,143 and $8,955 respectively. Segment earnings before other income (expense), interest expense (net) and income taxes was $277 and $510, respectively. The Fruit Group was previously recorded within the SunOpta Ingredients Group.